Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Executive Appointments

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, April 2 /CNW/ - Mr. Neil McMillan, President and Chief
Executive Officer of Claude Resources Inc., is pleased to announce the following appointments effective April 1, 2008:

     Brian Skanderbeg is appointed Vice President Exploration.

     Brian Skanderbeg is a Professional Geologist with extensive experience in gold and base metal exploration and production in Canada, Namibia, Tanzania and South Africa. He holds a B.Sc. Honours Degree in Geology from the
University of Manitoba and an M.Sc. Degree in Exploration Geology from
Rhodes University, South Africa. Brian has worked as an exploration/production geologist with Phelps Dodge, Goldcorp, INCO and Helio Resources. He joined
Claude Resources as Exploration Manager in April 2007, where his initial responsibilities for exploration at the Seabee Mine in Saskatchewan were subsequently expanded to all Claude Resources exploration including the
Madsen Property at Red Lake, Ontario.

     Dwight Percy is appointed Vice President Corporate Development.

     Dwight Percy joined Claude Resources in November 2007 as Corporate
Development and Communications Manager after operating his own communications firm for the past twelve years. He has extensive experience in strategic plan development, investor relations, media relations and communication strategies.
As a business writer, Dwight was awarded two international journalism fellowships. He has worked with a client base that ranges from small companies through to international corporations. His responsibilities with
Claude Resources include corporate development, communications, investor relations and strategic planning.

     "The two Vice President appointments will serve to strengthen and add depth to our management team," stated President and CEO Neil McMillan. "Both individuals bring great experience and expertise to the Company, enhancing the capacity of Claude Resources to execute its strategic plan."

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505 or Dwight Percy, Vice President
Corporate Development, Phone: (306) 668-7501, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:12e 02-APR-08